

Mail Stop 4631

September 26, 2017

Via E-mail
Mr. Wayne M. Rehberger
Chief Financial Officer
Engility Holdings, Inc.
4803 Stonecroft Blvd.
Chantilly, VA 20151

> **Re: Engility Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 1-35487**

Dear Mr. Rehberger:

We have reviewed your September 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Consolidated Financial Statements

5. Goodwill and Identifiable Intangible Assets, page 57

1.   We note your responses to prior comments one and two. Please address the following:
- Provide us a summary of your reporting units and the amounts of goodwill allocated to each reporting unit before and after the 2016 Realignment;
- Identify the reporting unit that included IRG before and after the 2016 Realignment and explain how you determined the amount of goodwill allocated to IRG prior to its sale; and

- Explain to us if and, to the extent applicable, how the 2017 Realignment impacted your reporting units and goodwill allocations.

2.   We note your response to prior comment two. Please tell us whether your 3 Senior Vice Presidents and Group Leaders report directly to the CODM and explain their responsibilities. Please tell us how each Senior Vice President assesses the performance of their business group as part of their responsibility for the growth of their respective portfolios, project management, and project profitability. Please elaborate on your budget process, including the methodology you use, your approval process, and your process for monitoring and addressing variances. Please also more fully explain to us how you determine compensation for your CODM and Senior Vice Presidents. Additionally, please tell us whether your management reports contain individual operating results for your 3 business groups.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction